UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SATSUMA PHARMACEUTICALS, INC.

(Name of Subject Company)

SNBL23 Merger Sub, Inc.

(Name of Filing Persons—Offeror)

A Wholly Owned Subsidiary of

Shin Nippon Biomedical Laboratories, Ltd.

(Name of Filing Persons—Parent of Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

80405P107

(CUSIP Number of Class of Securities)

Shinji Nitanda

Shin Nippon Biomedical Laboratories, Ltd.

2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan

Telephone: +81-(0)99-294-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert T. Ishii

Ian B. Edvalson

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105-1126

Telephone: (415)-947-2000

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,044.67	Filing Party:	Shin Nippon Biomedical Laboratories, Ltd. and SNBL23 Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 5, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO (this “Amendment”) is filed by Shin Nippon Biomedical Laboratories Ltd., a Japanese corporation (“Parent”), and SNBL23 Merger Sub, Inc., (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 5, 2023, (together with any amendments and supplements thereto, the “Schedule TO”) by Parent and Purchaser and relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $0.91 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes plus one non-transferable contractual contingent value right per share, upon the terms and conditions set forth in the offer to purchase dated May 5, 2023 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent and Purchaser.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase, including Schedules I and II of the Offer to Purchase, remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase. This Amendment should be read together with the Schedule TO.

Items 1 through 11, and Item 13

The information set forth in the Offer to Purchase is hereby amended and supplemented as follows:

1.

The first sentence in the first paragraph of “Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is hereby amended and restated in its entirety to read as follows:

“The rules of the SEC would require the Purchaser Parties to express their belief as to the fairness of the Offer and the Merger to the stockholders of Satsuma other than the Purchaser Parties, and the director and officer stockholders of Satsuma (the “Unaffiliated Stockholders”).”

2.	The eighth bullet point in “Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is hereby amended and restated in its entirety to read as follows:

“

•

The factors considered by, and the findings of, the Satsuma Board with respect to the procedural fairness of the Offer and the Merger to the Unaffiliated Stockholders as described in the Schedule 13E-3 filed by Satsuma with the SEC. Such factors of the Satsuma Board have been expressly adopted by the Purchaser Parties.”

3.	The third to last paragraph of “Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is hereby amended and restated in its entirety to read as follows:

“The Purchaser Parties’ consideration of the factors described above reflects their assessment of the Offer Price to Satsuma’s Unaffiliated Stockholders. The Purchaser Parties implicitly considered the value of Satsuma in a sale as a going concern by taking into account Satsuma’s current and anticipated business, financial condition, results and operations, prospects and other forward looking matters. The Purchaser Parties did not, however, explicitly calculate a stand-alone going concern value of Satsuma because the Purchaser Parties believe that going concern value is not an appropriate method of determining the value of the Shares for purposes of the Offer and the Merger. The Purchaser Parties did not consider the liquidation value of Satsuma. While the Purchaser Parties reviewed many of the same elements that comprised Satsuma’s liquidation plan (including the values of assets and liabilities, and contingent liabilities of Satsuma) during their diligence, and considered the fact that Satsuma was assessing a liquidation as an alternative, the Purchaser Parties did not explicitly calculate the liquidation value, nor did they review Satsuma’s liquidation plan as part of their analysis. Additionally, the Purchaser Parties did not consider (i) the net book value of Satsuma or (ii) the historical market prices of the Shares. The net book value was not considered because Purchaser believes that the net book value is not a material indicator of the value of Satsuma as a going concern because it does not take into account Satsuma’s future prospects, market conditions, trends in Satsuma’s industry or the business risks inherent in competing with other companies in that industry. The Purchaser Parties did not consider (i) the historical market prices of the Shares because such prices pre-date Satsuma’s recent financial strain and subsequent stock performance and (ii) a significant change in market conditions as it relates to the biotechnology sector as a whole.”

4.	The following paragraph is added above the fifth to last paragraph of “Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger”

“The Purchaser Parties’ consideration of the procedural safeguards in Item 1014(c) and (d) are hereby incorporated by reference to Amendment No. 2 to the Schedule 14D-9 filed by Satsuma.”

5.	The sixth bullet point in “Section 14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is hereby amended and restated in its entirety to read as follows:

“The Satsuma Board determined that the Offer and the Merger were fair and in the best interests of Satsuma and the Satsuma stockholders as described in the Schedule 13E-3 filed by Satsuma with the SEC.”

6.	The following section is added immediately following “Section 24 – Miscellaneous”

“25. Summary Financial Information”

The following table sets forth summary historical consolidated financial data for Satsuma as of and for the years ended December 31, 2022 and 2021. The selected financial data and the per Share data set forth below are extracted from, and should be read in conjunction with, the consolidated financial statements and other financial information contained in Satsuma’s Annual Report on Form 10-K for the years ended December 31, 2022 and December 31, 2021, including the notes thereto. The following summary is qualified in its entirety by reference to such reports. The financial statements included as Item 8 of Part II of Satsuma’s Annual Report Form 10-K for the years ended December 31, 2022 and December 31, 2021 are hereby incorporated by reference. Copies of those reports and other documents filed by Satsuma may be examined at and copies may be obtained from the SEC at the SEC’s website at www.sec.gov.

	Year Ended December 31,
	2022	2021
	(in thousands, except per share data)
Revenue	$0	$0
(Loss) income from continuing operations	$(70,947)	$(51,166)
Net (loss) income	$(70,055)	$(51,172)
(Loss) income per share from continuing operations—basic and diluted	$(2.22)	$(1.75)
Net (loss) income per share—basic and diluted	$(2.19)	$(1.75)
Weighted average common shares outstanding—basic	32,024,991	29,174,386
Weighted average common shares outstanding—diluted	32,024,991	29,174,386

	Year Ended December 31,
	2022	2021
	(in thousands, except per share data)
Cash and cash equivalents	$16,429	$15,835
Current assets	$54,809	$99,848
Noncurrent assets	$130	$9,984
Total assets	$54,939	$109,832
Current liabilities	$8,115	$8,492
Long-term debt, net	$0	$0
Noncurrent liabilities	$0	$0
Total liabilities	$8,115	$8,492
Total stockholders’ equity	$46,824	$101,340
Book value per share—basic	$1.46	$3.47
Book value per share—diluted	$1.46	$3.47

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2023	SNBL23 Merger Sub, Inc.

	By:	/s/ Shinji Nitanda
Name: Shinji Nitanda
Title: Secretary

SHIN NIPPON BIOMEDICAL LABORATORIES, LTD.

	By:	/s/ Shinji Nitanda
Name: Shinji Nitanda
Title: Director